Exhibit 99.1

NEWS RELEASE

C&J Energy Services Provides Financing Update for Transaction with Nabors

HOUSTON, March 6, 2015 / PRNewswire / — C&J Energy Services, Inc. (“C&J” or the “Company”) (NYSE: CJES) announced today that it has revised the debt structure to finance the proposed combination (“Proposed Transaction”) of C&J with the completion and production services business of Nabors Industries Ltd. (“Nabors”) (NYSE: NBR). At the time of signing the definitive agreement for the Proposed Transaction, C&J had obtained commitments from certain financial institutions to provide debt financing in an amount sufficient to fund the cash portion of the consideration to be paid to Nabors at the closing of the Proposed Transaction. The Proposed Transaction remains fully financed under the revised debt structure and is expected to close by the end of March 2015, subject to approval by C&J stockholders and other customary closing conditions.

Under the revised arrangement, C&J has elected to finance the Proposed Transaction with term loans and borrowings under its new revolving credit facility, which allows the Company to maintain future liquidity at the same interest rates that were expected to apply to the revolving credit facility when the transaction was announced in 2014. Specifically, the revised debt structure is expected to include the same $600 million revolver (with an estimated $92 million drawn at the closing of the Proposed Transaction) that was previously announced, along with an increased term loan B comprised of a $510 million term loan B-1 expected to mature 5 years after closing and a $550 million term loan B-2 expected to mature 7 years after closing, thereby eliminating the need for a high yield offering. We calculate that the all-in yield (inclusive of the applicable margin, upfront fees and issue price) for the new term loans at the closing date should not exceed 8.25% yield to maturity and the interest rate margins under the revolving credit facility will remain the same as originally announced. The covenant package and aggregate interest expense under the revised debt structure remains substantially consistent with the original term loan covenant package and aggregate interest expense.

“We are pleased with this all-loan financing structure, which reflects a very favorable revision to the committed financing structure in light of current market conditions. This enhanced debt structure is expected to provide our combined company with significant financial flexibility as we manage through a challenging time for our industry,” said Josh Comstock, Founder, Chairman and Chief Executive Officer of C&J. “The covenant package will allow us to use our cash flow to optimize our liquidity position and aggressively manage our debt, while maintaining a strong balance sheet. Additionally, we believe this will strongly position us to take advantage of future market improvements and strategic industry opportunities as we continue to focus on executing our long-term growth strategy and maximizing value for all of our shareholders.”

For additional information about the revised financing arrangement for the Proposed Transaction, please see the Current Report on Form 8-K that C&J filed on March 6, 2015 with the U.S. Securities and Exchange Commission.

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, cased-hole wireline, pumpdown, and other complementary services with a focus on complex, technically demanding well completions. These core services are provided to oil and natural gas exploration and production companies throughout the United States. In 2014, we introduced our directional drilling services line to customers as a new service offering, and we are investing in the growth of this business in key U.S. markets. Executing on key strategic initiatives, we expanded our business to blend and supply specialty chemicals for completion and production services, and we also manufacture and sell data acquisition and control systems and provide our proprietary, in-house manufactured downhole tools and related directional drilling technology. We utilize these products in our day-to-day operations, and we also provide these products to third-party customers in the energy services industry. Headquartered in Houston, Texas, we operate in some of the most active domestic onshore basins with facilities across the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

In connection with the Proposed Transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the Proposed Transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a prospectus of Red Lion. On February 13, 2015, the registration statement was declared effective by the SEC, C&J filed a definitive proxy statement with the SEC, and Red Lion filed a definitive prospectus with the SEC. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the Proposed Transaction. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Mailing of the definitive proxy statement/prospectus to the stockholders of C&J commenced on February 13, 2015. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the Proposed Transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in C&J’s definitive proxy statement related to the Proposed Transaction and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett – (212) 371-5999

Glen Orr — (713) 205-7770

SOURCE C&J Energy Services, Inc.